Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225551

PROSPECTUS ADDENDUM (to Prospectus Supplement dated October 8, 2015 and Prospectus dated February 24, 2021)

UBS AG

UBS Bloomberg Constant Maturity Commodity Index

(CMCI) Total Return ETN Series B due April 5, 2038

This prospectus addendum relates to the ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038 (the “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. This prospectus addendum and the Prospectus Supplement dated October 8, 2015 (the “original prospectus supplement”) will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared a prospectus supplement that was attached to a “base” prospectus, which has been replaced from time to time.

UBS AG has prepared a new “base” prospectus dated February 24, 2021. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same except as set forth in this addendum, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your ETRACS, which gives the specific terms of your ETRACS, together with the base prospectus dated February 24, 2021. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated as of a date prior to February 24, 2021, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated February 24, 2021, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to February 24, 2021, you should use the following website link to access the base prospectus dated February 24, 2021:

https://www.sec.gov/Archives/edgar/data/1114446/000119312521054082/d138688d424b3.htm

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to February 24, 2021 that is provided in the original prospectus supplement. A table of contents for the new base prospectus is provided on page i of the February 24, 2021 base prospectus.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop. Investments in the Securities do not benefit from the protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measure implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

Acceleration of Valuation Date for Early Redemption

In connection with any request you submit to redeem your Securities, as described in the original prospectus supplement under “Specific Terms of the Securities — Early Redemption,” “— Redemption Procedures,” and “— Redemption Dates” and “— Valuation Dates,” you may request that UBS AG accelerate the Valuation Date to the date on which you deliver a redemption notice to UBS AG in compliance with the redemption procedures instead of the following Trading Day. If UBS AG approves such request, in its sole discretion on a case-by-case basis, the Valuation Date for such redemption shall be the date on which you deliver a redemption notice to UBS AG in compliance with the redemption procedures instead of the following Trading Day. You should not assume that you will be entitled to any such acceleration. UBS AG will be under no obligation to approve any such request, or to make any announcement regarding any decision by it to approve any such request. As a result, when considering making an investment in the Securities, you should assume that UBS AG will not choose to approve any request to accelerate the Valuation Date, or that if UBS AG does approve any such request rights, it will choose not to do so with respect to any redemption requests that you submit. Any applicable Valuation Date is subject to adjustment as described in the original prospectus supplement under “Specific Terms of the Securities — Market Disruption Event.”

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (“UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplement and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Prospectus Addendum dated February 24, 2021